EXHIBIT (b)(3)

July 12, 2002

DCPI Investco, Inc.
9200 Sunset Blvd.
Los Angeles, California
90064 USA

Attention: President

Dear Sirs:

Re: US$6,500,000 Bridge Loan Facility—Commitment Letter

You have advised Capital Communications CDPQ Inc. (“CDPQ”) that you are interested in obtaining a bridge loan facility in the aggregate amount of up to US$6,500,000 (the “Bridge Facility”) for dick clark productions, inc. (the “Borrower”), for the purpose of financing the merger of DCPI Mergerco, Inc. (“Mergerco”) with and into the Borrower pursuant to that certain agreement and plan of merger dated as of February 13, 2002 by and among CDPQ, DCPI Investco, Inc., Mergerco and the Borrower, the said Bridge Facility having the terms described herein and in the Summary of Indicative Terms and Conditions attached hereto as Exhibit A (the “Term Sheet”).

Subject to your acceptance hereof, the undersigned, CDPQ, is pleased to confirm its commitment to participate in the Bridge Facility. CDPQ is also pleased to confirm that it is willing to underwrite the totality of the Bridge Facility although it can, in its entire discretion, arrange for the participation of other lenders (to the extent the aggregate amount of the Bridge Facility is not reduced and provided that any such participation does not result in adverse tax consequences to the Borrower other than those resulting from any Lender being a resident of Canada) (CDPQ and such lenders under the Bridge Facility are collectively referred to hereinafter as the “Lenders”).

It is agreed that the Lenders’ obligations in respect of their respective commitments to participate in the Bridge Facility are subject to a credit agreement (the “Credit Agreement”), security documents and other loan documentation, reasonably satisfactory to the Lenders and their counsel, having been negotiated, executed and delivered. The Credit Agreement and such other documentation will contain representations and warranties, conditions, covenants and events of default which are customary in transactions of this type, subject to and including, without limitation, the matters described in the Term Sheet.

This Commitment Letter and CDPQ’s commitment hereunder shall not be assignable by you without the prior written consent of CDPQ, and any attempted assignment shall be null and void. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original and all of which, when taken together, shall constitute one agreement. Delivery of an executed counterpart of a signature page of this Commitment Letter by facsimile transmission shall be as effective as delivery of a manually executed counterpart of this Commitment Letter.

This Commitment Letter shall be governed by, and construed in accordance with, the laws of the State of New York applicable therein without giving effect to conflict of laws principles thereof to the extent that the application of the laws of another jurisdiction would be required thereby.

Please indicate your acceptance of the terms hereof by signing in the appropriate space below and returning to CDPQ, the enclosed duplicate of this Commitment Letter no later than 5:00 p.m., Montreal time, on July 16, 2002. CDPQ’s obligations hereunder will expire at such time in the event that CDPQ has not received such executed duplicate in accordance with the immediately preceding sentence. In the event that the closing and the advance under the Bridge Facility do not occur on or before July 31, 2002, then this Commitment Letter and CDPQ’s obligations hereunder shall automatically terminate unless CDPQ and you agree in writing to an extension.

Furthermore, in the event the closing of the Bridge Facility does not occur, the Borrower’s obligations hereunder and under the Term Sheet shall be terminated and the Borrower shall have no obligations to the Lenders in connection with the present Commitment Letter or the Bridge Facility, including the payment of fees, the reimbursement of expenses or otherwise.

The undersigned is pleased to have been given the opportunity to assist you in connection with the financing contemplated herein.

Very truly yours,

CAPITAL COMMUNICATIONS CDPQ INC.

By:    /s/    MARTIN FAFARD

Name: Martin Fafard
Title: Vice President

By:    /s/    STEVEN S. GALEZOWSKI

Name: Steven S. Galezowski
Title: Senior Director

Accepted and agreed to on this 17th day of
July, 2002

DCPI INVESTCO, INC.

By:	/s/ JULES HAIMOVITZ

Name: Jules Haimovitz Title: Vice President

EXHIBIT A

SUMMARY OF INDICATIVE TERMS AND CONDITIONS

This summary of terms and conditions (the “Summary”) is not an exhaustive description of terms and conditions of the credit facility which will be set out in the Credit Agreement. This Summary is for convenience of reference only and shall not be considered to be exhaustive as to the final terms and conditions which govern the financing (it being understood that the final terms and conditions shall not be inconsistent with this Summary or the commitment letter to which this is attached).

1. Borrower:	dick clark productions, inc. (the “Borrower”).

2. Guarantors:
dick clark restaurants, inc. and its subsidiaries, as well as Metcalf Restaurants, Inc. (collectively, the “Guarantors”) will guarantee the Bridge Loan (as defined below) on a senior secured basis; subsidiaries of the Borrower (other than the Guarantors) will guarantee the Bridge Loan on a junior subordinated basis with respect to both the Senior Secured Financing (as defined below) and the Mezzanine Financing (as defined below).

3. Lenders:	Capital Communications CDPQ Inc. (“CDPQ”) and any lender satisfactory to CDPQ previously disclosed to the Borrower (CDPQ and each lender are collectively referred to as, the “Lenders”).

4. Amount and Type of Credit:
Up to $5,500,000 in the form of a bridge loan (the “Bridge Loan”) available in U.S. Dollars which amount shall be reduced by any amounts received by the Borrower from the disposition of Restaurant Business Assets prior to closing.

5. Ranking:	Junior in right of payment to the Borrower’s existing and future senior secured and subordinated indebtedness (other than with respect to the Restaurant Business Assets).

6. Maturity:
Two years (the “Maturity Date”). However, should the Borrower fail to fully reimburse the Bridge Loan on the Maturity Date, the Maturity Date shall automatically be extended to that date which is 30 days following that of the Borrower’s mezzanine financing (the “Mezzanine Financing”) of approximately $15,000,000 (the “Extended Maturity Date”).

7. Purpose:	Financing the merger of DCPI Mergerco, Inc. (“Mergerco”) with and into dick clark productions, inc. pursuant to that certain Agreement and Plan of Merger dated as of February 13, 2002 by and among

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CDPQ, DCPI Investco, Inc., Mergerco and the Borrower.

8. Availability:	One drawdown, in full, at closing of the merger of DCPI Mergerco, Inc. with and into the Borrower.

9. Interest:
20% annual rate, payable monthly in cash or in kind (at Borrower’s election) on the outstanding principal. If the interest payment is not paid in cash on the due date, it will automatically be payable in kind.

10. Fee:	4% of the Bridge Loan payable to CDPQ at the Closing.

11. Repayment:	In full on the Extended Maturity Date.

12. Mandatory Prepayment of Bridge Loan:
The Borrower shall, prior to the Maturity Date, apply 100% of net proceeds resulting from the disposition of any portion of the Restaurant Business Assets (including any tax benefit arising from such dispositions or the operations of the restaurant business, subject to certain limitations to be determined) to the repayment of the Bridge Loan (the “Net Disposition Proceeds”).

13. Optional Prepayment:	Prepayment of the Bridge Loan is permitted at any time from Net Disposition Proceeds, tax benefits and/or funds from the operation of the Restaurant Business Assets .

14. Security:
First ranking security on all present and future real and personal assets of the Guarantors related to the restaurant business carried on by the Guarantors (the “Restaurant Business Assets”). Third ranking security on all of the present and future real and personal assets of the Borrower and its subsidiaries other than the Restaurant Business Assets.

15. Representations and Warranties:	Customary for transactions of this nature.

16. Conditions Precedent:
Customary for transactions of this nature plus those to be reasonably determined by Lenders, including, but not limited to, (i) execution of option agreements between each Lender and DCPI Investco, Inc. (“Investco”), on terms satisfactory to the Lenders, whereby Investco shall grant to the relevant Lender an option to exchange its interest in the Bridge Loan for common stock of Investco on the Maturity Date (at a price equal to 50% of the most recent subscription price for new common stock of Investco); (ii) closing of the Mezzanine Financing, as well as the senior secured financing (the “Senior Secured Financing”) providing credit facilities in an aggregate amount of approximately $25,000,000; (iii) evidence that the subscription by CDPQ, Mosaic Media Group, Inc., Richard W. Clark, Jules Haimovitz, Francis C. La Maina, Henry

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Winterstern and any other subsequent investors (the “Investors”) for shares in the capital stock of Investco has been completed, the whole in accordance with that certain Subscription Agreement dated as of February 13, 2002 by and among the Investors and Investco; and (iv) the entering into of satisfactory inter-creditor agreements with the Mezzanine Financing and Senior Secured Financing lenders.

17. Covenants:	Usual and customary for transactions of this type in respect of the Borrower and the Guarantors although there shall be no financial covenants.

18. Reporting Requirements:	(a) Audited consolidated annual Financial Statements of the Borrower;

(b) On a quarterly basis, a list of the Restaurant Business Assets and the estimated market value of each asset; and

(c) Any other reasonable information and documentation reasonably requested by a Lender.

19. Events of Default:
Those events of default (applicable to the Borrower and the Guarantors, as the case may be) that are usual and customary for similar transactions, including, without limitation, the occurrence of the acceleration of the maturity of: (i) obligations of the Borrower under the Senior Secured Financing and Mezzanine Financing; or (ii) obligations to any other person, the amount of which exceeds, singly or in the aggregate, $1,000,000.

20. Taxes:
All payments to be free and clear of any present or future taxes, withholdings or other deductions whatsoever (other than income or franchise taxes in the jurisdiction of the Lenders’ applicable lending office).

21. Governing Law:	New York.

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